UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SMSA GAINESVILLE ACQUISITION CORP.
(Exact name of Registrant as specified in its charter)

Nevada	0-53803	27-0984261
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

5956 Sherry Lane, Suite 1000
Dallas, TX 75225
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (972) 233-0300

SMSA GAINESVILLE ACQUISITION CORP.
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

December 20, 2013

INTRODUCTION

This Information Statement is being mailed on or about December 20, 2013 to shareholders of record at the close of business on December 16, 2013 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of SMSA Gainesville Acquisition Corp., a Nevada corporation (“Company,” “we,” “us,” or “our”), in connection with the change of control and composition of the board of directors of the Company (the “ Board of Directors”) as contemplated by a Stock Purchase Agreement dated December 19, 2013 (the “Stock Purchase Agreement”) , by and among  Paul Interrante, a member of the Company’s Board of Directors, and Halter Financial Investments, L.P., a Texas limited partnership (the “Sellers”) and Titan Partners, LLC, a Texas limited liability company (the “Buyer”), collectively hereinafter referred to as (the “Parties”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

On the Record Date, 10,000,008 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On December 19, 2013 (the “Signing Date”), the Stock Purchase Agreement, was signed, pursuant to which the Buyer acquired 9,892,956 Common Shares of the Company, representing approximately 98% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Stock Purchase Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Signing Date, Paul Interrante submitted his resignation as President, Chief Financial Officer, Treasurer, and Secretary effective at noon on December 20, 2013.  Mr. Interrante also submitted his resignation from our Board of Directors, which will be effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”), which we anticipate will be December 31, 2013.  Also, on December 20, 2013, the Board of Directors adopted board resolutions increasing the number of authorized directors from one (1) to two (2), accepting Mr. Interrante’s deferred resignations, and naming Kamran Nezami as director, both of which shall be effective on the Effective Date, and naming Robert E. Ham as Chief Financial Officer, which shall be effective at noon on December 20, 2013.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company  and has not been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the outstanding shares of our common stock immediately prior to the execution of the Stock Purchase Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title or Class of Securities	Name of Beneficial Owner1	Amount of Beneficial Ownership	Percentage3
Common	Paul Interrante2	9,500,000	95.0%
All Directors and Executive Officers		9,500,000	95.0%

1.
Under applicable SEC rules, a person is deemed the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security.  Under SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

2.	Paul Interrante is our President, Chief Financial Officer, Treasurer, Secretary, and sole Director until his resignation, as described above.
3.	The percentages listed in this column are based upon 10,000,008 shares of our Common Shares issued and outstanding.
4.
As of the Signing Date, Titan Partners, LLC, owns 9,692,956 of our Common Shares, which represents approximately 96% of our issued and outstanding Common Shares. We anticipate the Common Shares held by Titan Partners, LLC, will increase in the next month to 9,892,956 or approximately 98% of our issued and outstanding Common Shares. Kamran Nezami, an incoming Director as of the Effective Date, participates in the management of Titan Partners, LLC, and is therefore deemed to be a beneficial owner of the Common Shares held by Titan Partners, LLC.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in any pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Stock Purchase Agreement, our Board of Directors consisted of one (1) Director, Paul Interrante. The Director was elected to serve until his successors are duly elected and qualified.  Paul Interrante has submitted a letter of resignation as Director, and Kamran Nezami has been appointed to our Board of Directors. The resignation of Paul Interrante as Director and the appointment of Kamran Nezami as Director, both of which will become effective on the Effective Date. On the Signing Date, our Board of Directors also appointed the new executive officer as listed below to be effective at noon on December 20, 2013.

Directors and Executive Officers

The names of our current officers and directors and the incoming director, as well as certain information about them, are set forth below:

Officer	Age	Positions
Kamran Nezami1	44	Chairman
Robert E. Ham	59	Chief Financial Officer
Paul Interrante2	48	Director, President, Chief Financial Officer, Treasurer, Secretary

1.	Will become a Director on the Effective Date
2..	Former officer and current Director until Effective Date

Directors are elected until their successors are duly elected and qualified.  Officers will hold their office until death, resignation, removal from office or the election and qualification of his successor.

Kamran Nezami, Chairman

Mr. Nezami currently serves as the Chief Executive Officer and on the Board of Managers of HealthScripts Specialty Pharmacy.  Mr. Nezami also serves as the Chief Executive Officer of Global Molecular Labs, LLC, a clinical laboratory, and In-Office Physician Management Services, LLC, a management services company.  In addition, Mr. Nezami serves as the Chief Executive Officer of several other pharmacies in various locations across the United States.  In these various roles, Mr. Nezami is responsible for the overall development and implementation of the strategic vision and operating initiatives that drives each of the businesses he oversees.  Mr. Nezami attended the University of Houston in Houston, Texas.  None of the aforementioned companies are a parent, subsidiary or affiliate of the Company.

Robert E. Ham, Chief Financial Officer

Mr. Ham, a certified public accountant, is currently Chief Financial Officer for HealthScripts Specialty Pharmacy.  Mr. Ham has been with HealthScripts since July of 2013.  Mr. Ham has held CFO and Controller positions with companies for over 20 years, most recently for Servisair, an aviation services company, with over 4,000 employees and operations in 17 states.   Prior to that Mr. Ham was VP and Controller, US & Canada, for American Water, now a public corporation based in New Jersey, serving 35 states in the US and parts of Canada.  Mr. Ham is particularly skilled at building and leading finance departments for maximum impact and efficiency for the corporations they serve.  None of his previous positions have been associated with us or any affiliated company.  Mr. Ham received his Bachelor’s Degree in Business Administration from St. Michael’s College in Vermont in 1976 and achieved his CPA in 1992.

Paul Interrante, Director, President, Chief Financial Officer, Treasurer, Secretary

Mr. Interrante received a BS degree from Southern Methodist University.  Mr. Interrante is involved in the telecommunications business.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Halter Financial Investments, L.P. (and its affiliated entities), the previous majority shareholder, pursuant to a Chapter 11 Plan involving an affiliated entity, managed the $1,000 in cash transferred from the bankruptcy creditor’s trust on our behalf until exhausted and contributed an aggregate of approximately $99,970 through September 30, 2013, to support our operations.

During the  nine months ended September 30, 2013 and year ended December 31, 2012, respectively, the Company’s President contributed approximately $8,400 and $1,400 to support the Company’s operations.

On or after December 31, 2013, Titan Partners, LLC, who as of December 19, 2013, owns 98% of our outstanding Common Shares, will provide a loan to us in the amount of $250,000 that will be used for the acquisition of operating assets.  Kamran Nezami participates in the management of Titan Partners, LLC.

Except as provided herein, the Company has not entered into any transactions with a related party. Management does not know of any other transaction it will be entering into with related parties. There is no relationship between the resigning officers and directors and Kamran Nezami or Robert Ham.

The Company has had no transactions with any promoter or promoters since its inception. Nothing of value, including money, property, contracts, options or rights of any kind has been received or will be received by a promoter, director or indirectly from the Company which is not disclosed.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.”  For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, and the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

1.	The risks, costs and benefits to us;
2.	The effect on a director’s independence in the event the related person is a director immediate family member of a director or any entity with which a director is affiliated;
3.	The terms of the transaction;
4.	The availability of other sources for comparable services or products; and
5.	The terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse him or herself from deliberations and approval of the transaction in which the interested director is involved.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., the NASDAQ National Market, and the Securities and Exchange Commission.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Meetings and Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2012. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director are, according to the Nevada Revised Statutes and  our bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.
We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board, we have not adopted any procedures by which security holders may recommend nominees to the Board and we do not have a diversity policy. Our current director is not an independent director using the standard set forth above.

After the expansion of the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Executive Compensation

No director, officer or employee of the Company received compensation during the Company’s fiscal year ended December 31, 2011 and 2012.

None of our executive officers or directors received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the Company’s last fiscal year.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at the end of the Company’s fiscal year ended December 31, 2012. No equity awards were made during the fiscal year ended December 31, 2012.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the Company’s fiscal year ended December 31, 2012.  We have no standard arrangement to compensate directors for their services in their capacity as directors.  However, we intend to review and consider future proposals regarding board compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, SMSA Gainesville Acquisition Corp. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SMSA Gainesville Acquisition Corp. By Order of the Board of Directors

/s/ Paul Interrante
Paul Interrante
Director